Correspondence

SPORT STIX INC.
18101 Von Karmon Avenue #140-121
Irvine, California 92612
(949)  825-7786    FAX (949) 625-0777

June 10, 2013

Securities & Exchange Commission
Washington, D.C. 20549

RE:  Sport Stix Inc.
Amendment No 1 to Registration Statement on Form S-1
Filed March 29, 2013
File No. 333-186355

Dear Mr. Jeffrey P. Riedler:

Thank you for your letter of May 31, 2013.  We are filing an amended Form S-1/A-3 and my additional responses are as follows:

Prospectus Summary Page 2

1.            Please revise your comment one.  Your revised disclosure is inconsistent with that on pages 11-13 and Note 7.  Please revise your disclosure to state that a third party, Conduit Flavor Company, will manufacture the electrolyte drink mix, and that to date you have no sales or established distribution arrangements.

RESPONSE:  We have revised our disclosure accordingly.

Description of Business, Page 11

2.           Please refer to prior comment two.  Your new disclosure is inadequate.  Please provide disclosure quantifying your estimate of the revenues necessary to achieve break-even cash flows, profitable operations and a significant market share in the Southern California market.  In addition, explain and quantify the level of capital necessary to secure planned agreements with the manufacturers and the number and scope of agreements with distributors and retail outlets necessary to achieve your planned market acceptance.

RESPONSE:   We have revised our disclosure accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 15

3.        Please refer to our prior comment three.  As previously requested, please provide disclosure that explains the factors determining the level and variation in your stock compensation expense for each period presented.

RESPONSE:   In the first period reported from inception to October 31, 2012 Sport Stix Inc. issued 7,150,000 to the initial organizers of the Company.  This resulted in our recording $1,855,050 in stock based compensation expense for stock issued to the related party organizers of the Company.   All other sales of common stock were valued at $0.25 per share as compared to the $0.001 price to the related party organizers of the Company.  This represents a difference of $0.249 of additional value to the related party investors which we have recognized as stock compensation expense.

 In the second period reported from October 31, 2012 to January 31, 2013, 1,000,000 shares of stock were exchanged for $3,000 and the services of U.S. Affiliated, Inc.   All other sales of common stock were valued at $0.25 per share as compared to the $0.003 price to U. S. Affiliated, Inc. This represents a difference of $0.247 of additional value to U.S. Affiliated, Inc. which we have recognized as stock compensation expense totaling $247,000.

The value of the stock compensation was determined by the most recent cash sales of the stock. We feel that this is the most accurate way to determine the fair market value of the stock. There is no agreement to return any stock if the party does not perform the promised work or does unsatisfactory work.

Financial Statements
Note 3 – Capital Stock, Page F-11

4.         Please refer to our prior comment five.  You have not explained your basis for recognizing $247,000 of stock compensation expense in the three months ended January 31, 2013, instead of over 12 months, the period when U.S. Affiliated, Inc. is expected to perform the related services under this arrangement.  Refer us to the technical guidance upon which you relied in determining this accounting treatment.  In particular, explain your consideration of guidance in ASC 505-50-25-6.
RESPONSE:  The agreement between Sport Stix Inc. and U.S. Affiliated, Inc. called for all shares to be issued at the commencement of the arrangement and did not contain a provision for any refund of shares in the event U.S. Affiliated, Inc. did not perform the work called for under the arrangement or the work performed was unsatisfactory. For this reason, Sport Stix Inc. recorded the full amount of stock compensation expense in the three months ended January 31, 2013.

We have reviewed ASC 505-50-25-6 and have concluded that our accounting and disclosure are in compliance with this standard.

Please contact me as necessary at the address, telephone and fax numbers above.  Thank you for your assistance.

Sincerely,

/s/ Charles Todd,
Charles Todd
President, Chief Executive Officer
Sport Stix Inc.